Exhibit 99.9

Rio Tinto successfully completes A$750 million off-market buy-back

13 November 2017

Rio Tinto Limited off-market buy-back

Rio Tinto has successfully completed its off-market buy-back of Rio Tinto Limited shares, which was increased to A$750 million from the indicative A$700 million announced due to strong demand. The Buy-Back Price was A$63.67 per Rio Tinto Limited share, which represented a discount of 14 per cent to the Market Price1.

The Buy-Back was announced on 21 September 2017 as part of a US$2.5 billion share buy-back programme (the “Programme”), returning the proceeds from the sale of Coal & Allied to Rio Tinto shareholders.

Rio Tinto Limited bought back approximately 11.8 million Rio Tinto Limited shares, at an aggregate cost of A$750 million (US$575 million2). This represents 2.78 per cent of Rio Tinto Limited's issued ordinary share capital (or 0.66 per cent of the Rio Tinto Group’s issued ordinary share capital3).

All shares purchased will be cancelled.

Rio Tinto plc on-market buy-back

The portion of the Programme relating to the on-market buy-back of Rio Tinto plc shares will now total a maximum amount of US$1,925 million and will commence on 27 December 2017 and will be completed no later than 31 December 2018.

As announced on 21 September 2017, Rio Tinto plc has entered into a separate non-discretionary irrevocable instruction for an aggregate maximum consideration of up to $300 million for the period between 27 December 2017 and 28 February 2018 as part of the on-market portion of the Programme.

1 Based on the volume weighted average price of Rio Tinto Limited’s ordinary shares traded on the Australian Securities Exchange over the five trading days up to and including 10 November 2017, calculated to four decimal places, as determined by Rio Tinto.

2 At transacted rate.

3 Based on the aggregate number of issued ordinary shares in Rio Tinto Limited and Rio Tinto plc as at the close of trading on 10 November 2017 on the Australian Securities Exchange and the London Stock Exchange respectively.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares

Important Notices

Capitalised terms not otherwise defined in this announcement have the same meaning as contained within the buy-back booklet released to the Australian Securities Exchange on 5 October 2017.

This announcement, and any other documents related to the Programme or the Buy-Back, are not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia) or Canada.

Certain statements contained in this announcement may constitute "forward looking statements" for the purposes of applicable securities laws. Rio Tinto undertakes no obligation to revise the forward looking statements included in this announcement to reflect any future events or circumstances. Rio Tinto's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward looking statements. Factors that could cause or contribute to such differences include, for example, the general trading and economic conditions affecting Rio Tinto.

This announcement does not provide financial product advice or investment advice and Rio Tinto is not making any recommendation or giving any advice on the value of its shares, or whether (or how) you should sell your shares. This announcement has been prepared without taking into account your particular objectives, financial situation, taxation circumstances or needs. Rio Tinto strongly recommends that you consult your financial, taxation or other professional adviser.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404